CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 We consent to the incorporation by reference in Registration Statements No. 333-165812 and No. 333-168847 on Form S-8 and No. 333-205869 on Form F-10/A and No. 333-207523 on Post-Effective Amendment No. 1 to Form F-4 of our report dated March 9, 2015 (October 15, 2015 as to Note 23), relating to the 2014 consolidated financial statements (before the effects of the retrospective adjustments to the consolidated financial statements and financial statement disclosures) of Westport Innovations Inc. and subsidiaries (“Westport”) (not presented herein), appearing in this Annual Report on Form 40-F of Westport for the year ended December 31, 2015.

/S/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 29, 2016